Exhibit 99.4

CONSENT OF JOHN L. SIMS
TO BEING NAMED AS A QUALIFIED PERSON

March 31, 2015

I hereby consent to the inclusion of the Fort Knox Mine, Fairbanks North Star Borough, Alaska, USA National Instrument 43-101 Technical Report, effective date March 31, 2015 in the report on Form 6-K dated March 31, 2015 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Fort Knox Mine, Fairbanks North Star Borough, Alaska, USA National Instrument 43-101 Technical Report into Kinross Gold Corporation’s Registration Statements on Form S-8 (Registration Nos. 333-180824, 333-180823 and 333-180822), filed on April 19, 2012.

Sincerely,

Signed “John L. Sims”

John L. Sims